SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No.  1 )*

                     POLARIS INDUSTRIES INC.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                            731068102
                         (CUSIP Number)

                      Victor K. Atkins, Jr.
                      33 Flying Point Road
                     Southampton, NY  11968
                        (516) 283-6203
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 28, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D


CUSIP No.   731068102                  Page  2  of  7  Pages


1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Victor K. Atkins, Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)|   |
                                                   (b)| X |
3  SEC USE ONLY

4  SOURCE OF FUNDS*

     OO


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(d) OR 2(e)            |   |

6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF      7   SOLE VOTING POWER   1,213,818
 SHARES
BENEFICIALLY   8   SHARED VOTING POWER    0
 OWNED BY      EACH         9   SOLE DISPOSITIVE POWER  1,213,818
REPORTING
  PERSON      10   SHARED DISPOSITIVE POWER   0
   WITH

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,213,818

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                          |    |

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.70%

14  TYPE OF REPORTING PERSON*

     IN


            *SEE INSTRUCTIONS BEFORE FILLING OUT!
 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
 ATTESTATION

    This Amendment No. 1 (the "Amendment") relates to the
Schedule 13D (the "Schedule 13D") filed by Victor K. Atkins, Jr. in connection with the common stock, par value $.01 per share (the "Common Stock"), of Polaris Industries Inc., a Minnesota corporation (the "Corporation"), having its principal executive offices at 1225 Highway 169 North, Minneapolis, Minnesota 55441.
Capitalized terms used but not defined in the Amendment shall have the respective meanings set forth in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is amended to add the following:

     On December 28, 1994, Mr. Atkins donated 180,000 Shares to
Harvard University (the "Donation"), leaving him with sole voting and dispositive power with respect to 1,213,818 Shares, representing 6.70% of the outstanding Common Stock.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is amended to add the following:

     In connection with the Donation, Mr. Atkins and Harvard University entered into a letter agreement imposing certain restrictions on the sale by Harvard University of any of the donated Shares. A copy of such letter agreement appears as
Exhibit 1 to this Amendment.

Item 7.   Material to be Filed as Exhibits.

 Exhibit                                                     Page

     (1)  Letter Agreement, dated as of December 28,
         1994, by and between Victor K. Atkins, Jr.
          and Harvard University.                             5

                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 6, 1995

                            /s/ Victor K. Atkins, Jr.
                                Victor K. Atkins, Jr.